UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

SYMMETRICOM, INC.

(Name of Subject Company (Issuer))

PETT ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

MICROSEMI CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

871543104

(CUSIP Number of Class of Securities)

David Goren, Esq.
Senior Vice President Business Affairs, Legal and Compliance
Microsemi Corporation
One Enterprise

Aliso Viejo, California 92656
(949) 380-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$348,219,840.30	$44,850.72

(1)     Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 48,498,585 shares of common stock, par value $0.0001 per share, of Symmetricom, Inc. (the “Company”), at a purchase price of $7.18 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 42,083,865 shares of common stock of the Company that were issued and outstanding as of October 25, 2013; (ii) 6,214,720 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of October 25, 2013, and (iii) up to 200,000 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2010 Employee Stock Purchase Plan of the Company.

(2)     The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction value by .00012880.

☒      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,850.72	Filing Party: Microsemi Corporation
Form of Registration No.: Schedule TO	Date Filed: October 28, 2013

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.	☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (cross-border issuer tender offer).

☐  Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 28, 2013 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on November 1, 2013 and that certain Amendment No. 2 filed on November 6, 2013, the “Schedule TO”), by (i) PETT Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Symmetricom, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.18 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 28, 2013 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used in this Amendment No. 3 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The information set forth in the Offer to Purchase (as amended hereby), including Schedule I thereto, is hereby incorporated by reference in response to Items 1 through 13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Section 16—“United States Antitrust Compliance.” of the Offer to Purchase is hereby amended by deleting the second paragraph of such section in its entirety and replacing it with the following paragraph:

“Under the HSR Act, the purchase of Company Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period, which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless the FTC and Antitrust Division grant early termination of such waiting period. If the fifteen (15) calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. The Company must file a Premerger Notification and Report Form ten days after Parent files its Premerger Notification and Report Form. On October 28, 2013, each of Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger. In order to provide the Antitrust Division with additional time to review the Transaction, on November 6, 2013, Parent notified the FTC and Antitrust Division that it planned to withdraw Parent’s previously filed Premerger Notification and Report Form effective November 7, 2013 and re-file such Premerger Notification and Report Form within two business days.  The fifteen (15) calendar day waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City Time, on November 22, 2013, unless earlier terminated by the FTC and the Antitrust Division or Parent and the Company receive a request for additional information and documentary material (which we refer to as the “Second Request”) prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with that request. Only one (1) extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2013	PETT Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: November 8, 2013	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President,
Chief Financial Officer, Secretary and
Treasurer